FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of foreign Private Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of December, 2002
Commission File Number: 1-15232

16, rue de la Ville l’Evêque,
75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

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Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :  82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in these press releases that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

PRESS RELEASE	13/12/02

In line with its strategy and in order to complete its synergies gas/electricity and energy/services, Electrabel is examining the acquisition of European assets currently belonging to Tractebel

BRUSSELS, 13 DECEMBER 2002 • The management of Electrabel has today presented to the company’s board of directors a series of proposals which build further on the strategic framework, approved by the board of directors on 14 November 2000.

As a reminder, the strategic priorities of Electrabel as defined at this board meeting are:

-	To consolidate and expand the company’s position in the European gas and electricity markets, one of the objectives being to double its electricity sales between 2000 and 2004 with regard to 1999;
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To systematically develop a market strategy that offers customers the optimal range of energy services, mainly through close collaboration with other companies in the Tractebel group. This gives a clear competitive advantage, especially for industrial customers;

-	To maximise the synergy between electricity and natural gas, by closer collaboration with Distrigas.

These objectives have been pursued by creating value for its shareholders, rather than by increasing market share. By acquiring Epon and subsequently developing its commercial activities in liberalised customer segments, Electrabel has thus been able to become a leader in its domestic market, Benelux. In parallel, Electrabel has been developing important positions on other European markets:

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In France, Electrabel plays a significant role, aiming to be a first rank private operator on this market. The commercial partnership and shareholding agreements related to CNR and SHEM are of vital importance in this respect;

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In Italy, a European growth market, Electrabel has set up a joint venture with Acea for generating, trading and selling electricity. A 400MW combined cycle power plant is presently under construction in Voghera, and at the beginning of November, Electrabel acquired the Italian producer Interpower (2.600 MW), in partnership with Energia Italiana and Acea;

-	In Spain, another growth market, Electrabel is building a 800MW power plant in Castelnou, to support its commercial activities.
-	In Portugal, Electrabel has recently acquired 250MW of wind power park projects, to be built between 2004-2006.
-	In Germany, Poland, Hungary etc., Electrabel is pursuing developments on a selective basis.

The European market is moving towards increasing openness and competition, characterised by the transformation of the traditional business models of the power and gas operators. The management of Electrabel therefore wants to reinforce two aspects of its strategy: offering of a wide range of energy services; and maximising synergy between natural gas and electricity.

Electrabel • boulevard du Régent 8 • Brussels • Communication • Fax +32-2-518 62 851/2

To that effect, and to ensure that the shareholding structure better reflects the company model adopted by Electrabel, and the resultant industrial structure, the management of Electrabel has proposed to the board of directors to investigate the acquisition of the whole of Tractebel’s European assets related to this strategy. This principally concerns the operational units Tractebel Energy Services and Tractebel Installations&Maintenance, ie Elyo and Groupe Fabricom, the operational unit Tractebel Engineering and the companies Distrigas and Fluxys.

With regard to Distrigas and Fluxys, the management of Electrabel has indicated that the purpose is to study the feasibility of acquiring the shares Tractebel currently owns in those companies. Electrabel has no intention of buying Distrigas and Fluxys shares at a price that would be higher than the market price at the moment of the acquisition. Hence, Electrabel does not wish these proposed operations to lead to a mandatory public offering as referred to in article 41 of the royal decree of 8 November 1989 on the public take-over bids and the changes in control of companies.

The conclusions of this investigation will be submitted to the board of directors of Electrabel, and the proposal for possible acquisition will be studied in the context of article 524 of the Companies’ Act. The independent directors committee has been created to that end.

The board of directors of Electrabel has approved the proposals of the management of Electrabel, and has mandated the management to pursue their development.

CONTACTS :
Françoise Vanthemsche	Tel: +32 2 518 61 24	E-mail: francoise.vanthemsche@electrabel.com
Philippe Massart	Tel: +32 2 518 62 93	E-mail: philippe.massart@electrabel.com

Investor relations :
Patrick H. De Vos	Tel: +32 2 518 65 90	E-mail: patrick.devos@electrabel.com
Jan Van Brabant	Tel: +32 2 518 65 99	E-mail : jan.vanbrabant@electrabel.com

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www.electrabel.com

Electrabel • boulevard du Régent 8 • B-1000 Brussels • Communication • Fax +32-2-518 62 852/2

Press release
Tractebel s.a.
Place du Trône, 1
B-1000 Brussels (Belgium)
Brussels, 13 December 2002

Sales of European Tractebel assets to Electrabel are being investigated to consolidate Electrabel’s European strategy with regard to energy and services

The board of directors of Tractebel met on Friday 13 December 2002, and considered the proposals of the management of Electrabel as approved by the board of directors of that company.

The aim of these proposals is that Electrabel should acquire the whole of the European activities of the Tractebel group which fit with the Electrabel business model. This principally concerns the operational units Tractebel Energy Services and Tractebel Installations&Maintenance, namely Elyo and Groupe Fabricom, the operational unit Tractebel Engineering and the shareholdings Tractebel presently has in Distrigas and Fluxys.

These proposals fit with the Tractebel group’s strategic framework for the European markets, and the board of directors has agreed to examine these sales and has charged a special committee of directors to evaluate the assets concerned, with the help of a private bank.

The Tractebel board has reacted positively to Electrabel’s proposal, as this operation will reinforce the commercial synergy between the energy and services activities, and will thus create value for the entire group.

Tractebel owns 24.312.204 shares, ie 44.45% of Electrabel. Tractebel, Société Générale de Belgique and the intermunicipal companies, acting jointly with Tractebel, together own 27.342.154 shares, or 49.99% of Electrabel.

Contacts
Jacques Van Hee
External Relations
Tel. (+32-2) 510 73 48
Fax (+32-2) 510 73 88
e-mail : jacques.van-hee@tractebel.com

Denis Lyon Lynch
Investor Relations
Tel. (+32-2) 519 27 24
Fax (+32-2) 518 62 85
e-mail : denis.lyonlynch@tractebel.com

Contacts SUEZ
Press :	Antoine Lenoir	33-1/40 06 66 50 – cellular 33-607 50 75 85
Analysts :	Frédéric Michelland	33-1/40 06 66 35

A division of Tractebel s.a.
Registered Office: Place du Trône 1, B-1000 Brussels (Belgium) - Tel. + 32 2 510 71 11 - Fax + 32 2 510 73 88

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : December 16, 2002	Company Name SUEZ

	By:	/s/ Philippe de MARGERIE
Name: Philippe de Margerie
Title: General Secretary